Exhibit 4.3

2000 CITY NATIONAL BANK

DIRECTOR DEFERRED COMPENSATION PLAN

(Amended and Restated for Plan Years 2005 and Later

Effective on November 2, 2015)

ARTICLE I	TITLE AND DEFINITIONS	4

1.1	Title	4

1.2	Definitions	4

ARTICLE II	PARTICIPATION	9

2.1	Participation	9

ARTICLE III	DEFERRAL ELECTIONS	10

3.1	Elections to Defer Compensation	10

3.2	Investment Elections	13

ARTICLE IV	ACCOUNTS	15

4.1	Deferral Account	15

4.2	Rollovers	16

ARTICLE V	VESTING	16

5.1	Deferral Account	16

ARTICLE VI	DISTRIBUTIONS	16

6.1	Distribution of Deferred Compensation	16

6.2	Nonscheduled In-Service Withdrawals	17

6.3	Hardship Withdrawals	18

6.4	Inability to Locate Participant	18

6.5	Change in Control	19

6.6	Death Benefit for Certain Participants	19

ARTICLE VII	ADMINISTRATION	20

7.1	Committee Action	20

7.2	Powers and Duties of the Committee	20

7.3	Construction and Interpretation	21

7.4	Information	21

7.5	Compensation, Expenses and Indemnity	21

7.6	Quarterly Statements	22

7.7	Claims Procedure	22

ARTICLE VIII	MISCELLANEOUS	23

8.1	Unsecured General Creditor	23

8.2	Restriction Against Assignment	24

8.3	Withholding	24

8.4	Amendment, Modification, Suspension or Termination	24

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8.5	Governing Law	25

8.6	Receipt or Release	25

8.7	Payments on Behalf of Persons Under Incapacity	25

8.8	Headings, etc. Not Part of Agreement	25

8.9	Section 409A of the Code	25

8.10	Domestic Relations Orders	27

ii

2000 City National Bank

Director Deferred Compensation Plan

(Amended and Restated for Plan Years 2005 and Later

Effective on November 2, 2015)

This 2000 City National Bank Director Deferred Compensation Plan (the “Plan”), established by City National Bank effective as of January 1, 2000, to provide a tax-deferred capital accumulation opportunity to its outside directors through deferrals of directors’ fees, and subsequently amended on two occasions, was amended and restated for Plan Years 2005 and later effective on January 1, 2009, and further amended on February 11, 2010, January 1, 2012 and September 1, 2014. The principal purpose of the 2009 amendment and restatement was to bring the Plan into compliance with Section 409A of the Code and the Treasury Regulations issued thereunder. The principal purpose of the 2010 amendment was to permit a re-elected, reappointed or reinstated Director to make a deferral election during the Initial Election Period, the 2012 amendment was to add the Board Annual Retainer to the Compensation which may be deferred to the Plan and to allow for the designation of the CNC Stock Fund as an investment election for the Board Annual Retainer and the 2014 amendment was to allow for diversification of amounts invested in the CNC Stock Fund following a change in control. The Plan is hereby further amended and restated effective November 2, 2015 to reflect the change in control transaction reflected in the Agreement and Plan of Merger, dated as of January 22, 2015 (the “Merger Agreement”) by and between City National Corporation and Royal Bank of Canada and RBC USA Holdco Corporation. All amounts which were deferred and vested under this Plan on December 31, 2004, together with earnings on such amounts (collectively “Grandfathered Amounts”), are intended to be grandfathered under Section 409A of the Code. The Grandfathered Amounts shall not be subject to the terms of the 2009 amendment and restatement, the 2010 amendment, 2012 amendment, or 2014 amendment or this 2015 amendment and restatement, but rather to the terms of the Plan as in effect immediately prior to January 1, 2009. No prior amendments to the Plan subsequent to October 3, 2004 provided any new material benefits or rights or any material enhancement of any existing benefits or rights under the Plan with respect to the Grandfathered Amounts.

ARTICLE I

TITLE AND DEFINITIONS

1.1	Title.

This Plan shall be known as the 2000 City National Bank Director Deferred Compensation Plan.

1.2	Definitions.

Whenever the following words and phrases are used in this Plan, with the first letter capitalized, they shall have the meanings specified below.

“Account” shall mean a Participant’s Deferral Account.

“Annual Award” shall mean the annual award to which a Director is entitled for service as a member of the Board of Directors of the Bank which is payable in cash.

“Annual Retainer” shall mean the annual retainer fee for Committee Chairs to which a Director is entitled for service as a Chair of a board committee of the Board of Directors of the Bank.

“Bank” shall mean City National Bank and any successor corporation.

“Beneficiary” or “Beneficiaries” shall mean the person or persons last designated in writing by a Participant in accordance with procedures established by the Committee to receive the benefits specified hereunder (other than those benefits set forth in Section 6.6) in the event of the Participant’s death. No beneficiary designation shall become effective until it is filed with the Bank or its agent. If there is no Beneficiary designation in effect, or if there is no surviving designated Beneficiary, then the Beneficiary or Beneficiaries shall be, in order of priority: (a) the Participant’s surviving spouse, (b) if the Participant is not survived by a spouse, the revocable living trust established by the Participant during his or her lifetime, (c) the Participant’s children, per stirpes; or (d) the Participant’s estate. The filing of a new beneficiary designation will cancel all beneficiary designations previously filed. Any finalized divorce of a Participant subsequent to the date of filing of a beneficiary designation shall revoke such designation unless the previous spouse was not designated as the Beneficiary. In the event any amount is payable under the Plan to a minor, payment shall not be made to the minor, but instead shall be paid (i) to that person’s living parent(s) to act as custodian, (ii) if that person’s parents are then divorced, and one parent is the sole custodial parent, to such custodial parent, or (iii) if no parent of that person is then living, to a custodian selected by the Committee to hold the funds for the minor under the Uniform Transfers or Gifts to Minors Act in effect in the jurisdiction in which the minor resides. If no parent is living and the Committee decides not to select another custodian to hold the funds for the minor, then payment shall be made to the duly appointed and currently acting guardian of the estate for the minor or, if no guardian of the estate for the minor is duly appointed and currently acting within 60 days after the date the amount becomes payable, payment shall be deposited with the court having jurisdiction over the estate of the minor.

“Board Annual Retainer” shall mean the annual retainer to which a Director is entitled for service as a member of the Board of Directors of the Bank which is payable in cash.

“Board of Directors” or “Board” shall mean the Board of Directors of the Bank.

“Change in Control Event” shall mean the occurrence of any of the following:

(1) The acquisition by any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act) (a “Person”) of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of 20% or more of either (i) the then outstanding shares of Common Stock any of Parent, Holdco or Bank (the “Outstanding Common Stock”) or (ii) the combined voting power of the then outstanding voting securities of any of Parent, Holdco or Bank entitled to vote generally in the election of directors (the “Outstanding Voting Securities”); provided, however, that for purposes of this sub-section (1), the following acquisitions shall not constitute a Change in Control Event: (i) any acquisition directly from Parent, Holdco or Bank; (ii) any acquisition by Parent, Holdco or Bank; (iii) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by Parent or any corporation controlled by Parent, or (iv) any acquisition by any corporation pursuant to a transaction which complies with clauses (i), (ii) and (iii) of paragraph (2); or

(2) Individuals who, as of the Merger Effective Time, constitute the Board of Directors of Parent (the “Incumbent Board”) cease for any reason to constitute at least a majority of the Board of Directors of Parent; provided, however, that any individual becoming a director subsequent to the Merger Effective Time whose election, or nomination for election by the Parent’s shareholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of either an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or contest by or on behalf of a person other than the Board of Directors of Parent; or

(3) Consummation of a reorganization, merger or consolidation or sale or other disposition of all or substantially all of the assets of Parent, Holdco or Bank (a “Business Combination”), in each case, unless, following such Business Combination (i) all or substantially all of the individuals and entities who were the beneficial owners respectively, of the Outstanding Common Stock and Outstanding Voting Securities immediately prior to such Business Combination beneficially owned, directly or indirectly, more than 50% of, respectively, the then outstanding shares of common stock and the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors, as the case may be, of the corporation resulting from such Business Combination (including, without limitation, a corporation which as a result of such transaction owns Parent, Holdco or Bank or all or substantially all of Parent’s, Holdco’s or Bank’s assets either directly or through one or more subsidiaries) in substantially the same proportions as their ownership, immediately prior to such Business Combination, of the Outstanding Common Stock and Outstanding Voting Securities, as the case may be, (ii) no Person (excluding any corporation resulting from such Business Combination or any employee benefit plan or related trust of Parent, Holdco or Bank or such corporation resulting from such Business Combination) beneficially owns, directly or indirectly, 20% or more of, respectively, the then outstanding shares of common stock of the corporation resulting from such Business Combination or the combined voting power of the then outstanding voting securities of such corporation except to the extent that such ownership existed prior to the Business Combination, and (iii) at least a majority of the members of the board of directors of the corporation resulting from such Business Combination were members of the Incumbent Board at the time of the execution of the initial agreement or of the action of the Board providing for such Business Combination; or

(4) Approval by the shareholders of Parent, Holdco or Bank of a complete liquidation or dissolution of Parent, Holdco or Bank, as applicable.

“CNC Stock” shall mean shares of City National Corporation Common Stock.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Committee” shall mean the Bank’s Benefits Committee.

“Compensation” shall mean the Participant’s Annual Award, Board Annual Retainer, Annual Retainer and Meeting Fees.

“Corporation” or “CNC” shall mean City National Corporation.

“Deferral Account” shall mean the bookkeeping account on the Bank’s books that is maintained by the Committee for each Participant that is credited with amounts equal to (a) the portion of the Participant’s Annual Award, Board Annual Retainer, Annual Retainer and Meeting Fees that he or she elects to defer, (b) the Participant’s Rollover Amount, if any, and (c) earnings or losses pursuant to Section 4.1.

“Director” shall mean a member of the Board of Directors of the Bank.

“Disability” shall mean an incapacity which has rendered the Participant unable to perform all of the material and substantial duties of a Director because of illness or injury.

“Earnings Rate” shall mean, for each Fund, an amount equal to the net rate of gain or loss on the assets of such Fund during each business day.

“Eligible Director” shall mean each Director who is not an employee of the Parent, the Bank, any subsidiary of the Parent or the Bank or any other entity affiliated with the Parent or the Bank.

“Fund” or “Funds” shall mean one or more of the investment funds or portfolios selected by the Committee pursuant to Section 3.2(b).

“Grandfathered Amounts” shall mean all amounts which were deferred and vested under this Plan on December 31, 2004, together with earnings on such amounts.

“Holdco” shall mean RBC USA Holdco Corporation.

“Initial Election Period” for an Eligible Director shall mean the thirty-day period beginning on the date of the Eligible Director’s initial election or appointment to the Board of Directors of the Bank (or, if later, on the date such Director first becomes an Eligible Director).

“Meeting Fees” shall mean the amounts to which a Director is entitled for attending meetings of (a) the Board of Directors of the Bank, or (b) a committee of the Board of Directors of the Bank.

“Parent” shall mean Royal Bank of Canada.

“Participant” shall mean (a) any Eligible Director who elects to defer Compensation in accordance with Section 3.1 and complies with the requirements of Section 2.1 and (b) any individual who was a participant in the City National Corporation Director Deferred Compensation Plan and had a positive account balance on December 31, 1999; and such Eligible Director or individual shall remain a Participant until all amounts credited to his or her Plan Year Subaccounts under the Plan have been distributed or forfeited.

“Payment Eligibility Date” shall mean the first day of the month following the end of the calendar quarter in which a Participant has a Separation from Service with the Bank for any reason, including by reason of Disability or death, subject to the provisions of Section 3.1(h).

“Plan” shall mean the 2000 City National Bank Director Deferred Compensation Plan set forth herein, now in effect, or as amended from time to time.

“Plan Year” shall mean the 12 consecutive month period beginning on January 1 and ending the following December 31.

“Plan Year Subaccounts” shall mean subaccounts of a Participant’s Deferral Account established to separately account for Compensation deferred (and earnings or losses thereon) for each Plan Year in which a Participant participates in the Plan and for any Rollover Amounts.

“Prior Plan” shall mean the City National Corporation Director Deferred Compensation Plan.

“RBC Stock” shall mean shares of Royal Bank of Canada Common Stock.

“Rollover Amount” shall mean the amount determined in accordance with Section 4.2.

“Separation from Service” shall mean the Participant’s “separation from service” as a Director, within the meaning of Section 409A of the Code, as determined by the Committee in accordance with Section 1.409A-l(h) of the Treasury Regulations.

ARTICLE II

PARTICIPATION

2.1	Participation.

(a) Generally. An Eligible Director shall become a Participant in the Plan by (i) electing to defer Compensation in accordance with Section 3.1, (ii) if required by the Committee, filing a life insurance application form along with his or her deferral election form, and (iii) satisfying any medical underwriting requirement established by the Committee.

(b) Participants with Split-Dollar Life Insurance Agreements. Notwithstanding the foregoing, unless the Committee provides otherwise, an Eligible Director who has entered into a Split-Dollar Life Insurance Agreement with the Corporation must execute an “Agreement for Transfer of Policy and Termination of Split-Dollar Life Insurance Agreement” in order to defer Compensation under this Plan.

ARTICLE III

DEFERRAL ELECTIONS

3.1	Elections to Defer Compensation.

(a) Initial Election Period. Subject to Section 2.1, each Eligible Director may elect to defer Compensation by filing with the Bank or its agent an election that conforms to the requirements of this Section 3.1, using a form, method, or process approved by the Committee, no later than the last day of his or her Initial Election Period, subject to Section 3.1(d). An Eligible Director who ceases to be a member of the Board of Directors of the Bank (or otherwise ceases to be an Eligible Director) and is subsequently re-elected, reappointed or reinstated as an Eligible Director shall be entitled to make an election pursuant to this Section 3.1 (a) as a result of such re-election, reappointment or reinstatement subject to Section 3.1(d) and to complying with the requirements of Section 409A of the Code and the Treasury Regulations and other Department of Treasury guidance issued thereunder. Any such election shall be irrevocable as of the date it is filed with the Bank or its agent.

(b) General Rule. The amount of Compensation which an Eligible Director may elect to defer is as follows, subject to the limitations in Section 3.1(d), if applicable:

(i) Any percentage or dollar amount of Annual Retainer up to 100%; and/or

(ii) Any percentage or dollar amount of Meeting Fees up to 100%; and/or

(iii) Any percentage or dollar amount of the Annual Award; and/or

(iv) Any percentage or dollar amount of the Board Annual Retainer up to 100%.

(c) Minimum Deferrals. [Intentionally Omitted.]

(d) Effect of Initial Election. The amount of Meeting Fees deferred pursuant to an election made during the Initial Election Period shall not exceed the amount of Meeting Fees paid with respect to services performed in the Plan Year in which such initial election is made on or after the date on which the election is filed with the Bank or its agent. No Annual Award, Board Annual Retainer or Annual Retainer (or portion thereof) shall be deferred for the Plan

Year in which such initial election is made unless the election is filed on or before the date of such Eligible Director’s initial election or appointment to the Board of Directors.

(e) Elections other than Elections during the Initial Election Period. Subject to the requirements of Section 2.1, any Eligible Director may participate for any Plan Year by filing an election, using a form, method, or process approved by the Committee, to defer Compensation as described in paragraph (b) above. An election to defer Compensation for a Plan Year must be filed on or before December 1 of the preceding Plan Year, or such other date as the Bank establishes, which date shall be no later than December 31 of the preceding Plan Year, and will be effective for Compensation earned on or after January 1 of the Plan Year for which the election applies.

(f) Duration of Deferral Election. Any election made under this Plan to defer Compensation shall apply only to Compensation payable with respect to services performed during the Plan Year for which the election is made. For each subsequent Plan Year, an Eligible Director may make a new election, subject to the limitations set forth in this Section 3.1, to defer a percentage of his or her Compensation.

(g) In-Service Distributions. At the time of making an election to defer Compensation for a Plan Year (other than Plan Years 2008 or later) pursuant to this Section 3.1, a Participant may elect (using a form, method, or process approved by the Committee) to receive an in-service distribution of the amount deferred under such election, together with earnings or losses credited with respect to such amounts pursuant to Article IV, in a lump sum payment or in annual installments over 2, 3, 4, or 5 years, paid or commencing within 90 days following any January 1 that occurs after the second anniversary of the last day of the Plan Year in which the amount deferred was earned. In addition, each Participant who has a Rollover Amount credited to his or her Account under Section 4.2 shall be permitted to elect, on or before December 31, 1999, to receive an in-service distribution of such Rollover Amount, together with earnings or losses, within 90 days following January 1 of 2003 or any later year. A Participant who has timely elected an in-service distribution in accordance with this Section 3.1(g) may subsequently elect to defer the year of any such in-service distribution or to change the form of an in-service distribution by filing an election with the Bank or its agent, using a form, method, or process approved by the Committee, at least one year prior to the first day of the previously elected in-service distribution year; provided that pursuant to such election, the in-service distribution is deferred to the 90-day period following any subsequent January 1 that is at least five years from the prior scheduled distribution date, provided further, that such election may not take effect until at least 12 months after the date on which the election is made. The election to defer the year of an in-service distribution may be made no more than twice. If a Participant elects an in-service distribution but fails to specify the form of payment, the Participant will be deemed to have elected a lump sum payment. If a Participant fails to make a distribution election under this Section 3.1(g) for a Plan Year, or fails to specify the year in which the in-service distribution shall be made, the Compensation deferred for that Plan Year shall be distributed as set forth in Section 6.1(b). No election under this Section 3.1(g) may be made for Plan Years 2008 or later.

(h) Elections for Alternative Form of Distribution. At the time of making an election to defer Compensation for a Plan Year pursuant to this Section 3.1, a Participant may elect (using a form, method, or process approved by the Committee) an alternative form of benefit for distribution of the Compensation deferred for that Plan Year pursuant to Section 6.1 (b), which may be either a lump sum payment or payment in 20, 40, or 60 substantially equal quarterly installments. If the Participant does not elect a form of benefit, the Participant will be deemed to have elected a lump sum payment. Subject to the provisions of Section 6.1 (b), this election will apply to the Compensation deferred for such Plan Year if (x) the Participant does not elect an in-service distribution with respect to such deferred Compensation pursuant to Section 3.1(g), or (y) the Participant elects an in-service distribution but the Participant’s Separation from Service occurs prior to commencement of such in-service distribution. A Participant may make a one-time election to change the form of benefit elected pursuant to this Section 3.1(h) by filing a written election with the Bank or its agent, using a form, method, or process by the Committee at least one year prior to the original Payment Eligibility Date, provided that any such election shall not be effective for 12 months and that such election shall also change the Payment Eligibility Date to the date that is five years following the original Payment Eligibility Date. No change to an election made under this Section 3.1(h) shall be permitted except as expressly permitted herein.

(i) Effect of Elections. Each distribution election under Section 3.1(g) and Section 3.1(h) shall apply only to the Compensation deferred for the Plan Year for which the election is made. For each subsequent Plan Year a Participant may make a separate election. Any election filed pursuant to this Section 3.1 shall be irrevocable for any one Plan Year except to the extent provided in Section 3.1(g), Section 3.1(h), Section 6.1, Section 6.2 and Section 6.3.

3.2	Investment Elections.

(a) At the time of making each deferral election described in Section 3.1, the Participant shall designate, using a form, method, or process approved by the Committee, which Fund or Funds the Compensation deferred pursuant to such election will be deemed to be invested in for purposes of determining the amount of earnings or losses to be credited or debited to his or her Plan Year Subaccount that the Committee establishes pursuant to Section 4.1 to account for such deferred Compensation.

(b) In making the designation pursuant to this Section 3.2, the Participant must specify, in multiples of one (1), the percentage of his or her corresponding Plan Year Subaccount that shall be deemed to be invested in one or more Funds. A Participant may change the designation made under this Section 3.2 with respect to any or all of his or her Plan Year Subaccounts by filing an election, using a form, method, or process approved by the Committee. If a Participant fails to make an investment election for Compensation deferred in any Plan Year, the Participant’s most recent investment election for future deferrals shall apply to the Plan Year Subaccount established for such Plan Year and each Plan Year Subaccount established with respect to any subsequent Plan Year Subaccount(s) until the Participant files an election with the Bank or its agent in accordance with the provisions of this Section 3.2 with respect to such Plan Year Subaccount(s). Notwithstanding the foregoing, if a Participant has not previously elected a Fund under this Section 3.2, he or she shall be deemed to have elected the money market option, or such other Fund that the Committee designates as the default fund for purposes of this Plan.

(c) The Committee shall select from time to time, in its sole discretion, the Funds (including the RBC Stock Fund) in which Compensation deferred under this Plan will be deemed to be invested. The Earnings Rate of each Fund shall be used to determine the amount of earnings or losses to be credited or debited to the Participant’s Deferral Account under Article

IV. The Bank reserves the right to change the Funds, and to increase or decrease the number of Funds, available as the Funds for purposes of this Plan.

(d) Notwithstanding the Participant’s ability to designate the Funds in which the Plan Year Subaccounts of his or her Deferral Account shall be deemed to be invested, the Bank shall have no obligation to invest any funds in accordance with any Participant’s election. A Participant’s Deferral Account shall merely be a bookkeeping entry on the Bank’s books, and no Participant shall obtain any interest in any of the Funds. As of the Merger Effective Time, each stock unit credited to an Account that is deemed invested in the CNC Stock Fund shall be deemed to be invested in RBC Stock in accordance with the Merger Agreement.

(e) As of the Merger Effective Time, the “RBC Stock” Fund will be available under the Plan, subject to the following conditions and such other conditions as the Committee which administers the Plan may determine:

(i) A Participant may designate, using a form, method, or process approved by the Committee, a percentage of his or her Plan Year Subaccount for any Plan Year that shall be deemed to be invested in the RBC Stock Fund.

(ii) For the avoidance of doubt, as of the Merger Effective Time, a Participant may invest in or diversify out of the RBC Stock Fund at any time by filing an election, using a form, method, or process approved by the Committee.

(iii) [Intentionally omitted].

(iv) The RBC Stock Fund will be measured in number of shares of RBC Stock. The number of shares of RBC Stock will be appropriately adjusted, as determined by the Committee, to reflect any stock splits, reverse stock splits, stock dividends, or similar events.

(v) Shares in the RBC Stock Fund do not convey the rights to ownership of shares of RBC Stock and do not have voting rights. The Bank’s obligation with respect to the RBC Stock Fund is unfunded.

(vi) All distributions from the RBC Stock Fund will be paid solely in cash.

(vii) All cash dividends which are paid on RBC Stock held in the RBC Stock Fund will be deemed to be reinvested in the RBC Stock Fund.

ARTICLE IV

ACCOUNTS

4.1	Deferral Account.

The Committee shall establish and maintain a Deferral Account for each Participant under the Plan. The Deferral Account shall be divided into Plan Year Subaccounts to separately account for deferrals made for each Plan Year. A Participant’s Plan Year Subaccounts shall be divided into separate subaccounts (“investment subaccounts”), each of which corresponds to a Fund elected by the Participant pursuant to Section 3.2(a). A Participant’s Plan Year Subaccount for a Plan Year shall be credited as follows:

(a) The Committee shall credit the investment subaccounts of the Plan Year Subaccount of the Participant’s Deferral Account with an amount equal to the Compensation deferred by the Participant for the Plan Year for which the Plan Year Subaccount is established on the day such Compensation would have been paid, in accordance with the Participant’s election under Section 3.2(a); that is, the portion of the Participant’s deferred Compensation that the Participant has elected to be deemed to be invested in a certain Fund shall be credited to the investment subaccount corresponding to that Fund; and

(b) As of the close of each business day, each investment subaccount of a Participant’s Plan Year Subaccount of the Participant’s Deferral Account shall be credited with earnings or losses in an amount determined by multiplying the balance credited to such investment subaccount as of the beginning of the same business day by the Earnings Rate for the corresponding Fund; provided, however, that all cash dividends which are paid on RBC Stock held in the RBC Stock Fund shall be credited in accordance with Section 3.2(e)(vii) on the day such dividends would otherwise be paid.

4.2	Rollovers.

If a Participant was a participant in the Prior Plan, and had a positive account balance on December 31, 1999, that positive account balance, determined as of that date, shall be transferred to the Participant’s Account under this Plan, and shall be governed by the terms and conditions of this Plan and shall be referred to as the “Rollover Amount.” The Participant’s Rollover Amount shall be credited to a separate Plan Year Subaccount. The Participant may make separate distribution and investment elections applicable to such Rollover Amount in accordance with Articles III and VI of this Plan.

ARTICLE V

VESTING

5.1	Deferral Account.

A Participant’s Deferral Account shall be 100% vested at all times.

ARTICLE VI

DISTRIBUTIONS

6.1	Distribution of Deferred Compensation.

(a) Distribution of the amount credited to each Plan Year Subaccount of the Participant’s Deferral Account that is subject to an in-service distribution election made by the Participant pursuant to Section 3.1 (g) shall be made or shall commence within 90 days following January 1 of the year elected by the Participant in the form elected by the Participant, provided that the Participant continues to serve as a Director on January 1 of such year. In the event of the Participant’s Separation from Service for any reason prior to January 1 of a year elected by the Participant for a Plan Year Subaccount pursuant to Section 3.1(g), the Participant’s in-service distribution election for such Plan Year Subaccount shall no longer be effective and all of the amounts credited to such Plan Year Subaccount shall be distributed as set forth in the following subsections of this Section 6.1 in accordance with any applicable election by the Participant. In the event of the Participant’s Separation from Service while receiving an in-service distribution from one or more Plan Year Subaccounts in the form of annual installments, such payments will continue as scheduled.

(b) When a Participant has a Separation from Service for any reason including Disability or death, the amounts credited to each Plan Year Subaccount that is not then in pay status pursuant to an in-service distribution election shall be distributed to the Participant (or his or her Beneficiary) in accordance with this Section 6.1(b) and the Participant’s elections under Section 3.1(h), as follows:

(i) If the Participant has elected a lump sum payment with respect to a Plan Year Subaccount, such payment will be made within 90 days following the Payment Eligibility Date.

(ii) If the Participant has elected payment in installments with respect to a Plan Year Subaccount, the first installment shall be paid within 90 days following the Payment Eligibility Date, and each subsequent quarterly installment shall be paid within 90 days following the first day of the applicable calendar quarter.

(iii) Notwithstanding anything contained in this Section 6.1(b) to the contrary, in the event that the total aggregate amount credited to a Participant’s Deferral Account is less than $25,000 as of the end of the month preceding the Participant’s Payment Eligibility Date for a Plan Year Subaccount, the amounts credited to such Plan Year Subaccount shall be paid in a cash lump sum payment within 90 days following the Payment Eligibility Date.

(c) The Participant’s Plan Year Subaccounts shall continue to be credited with earnings pursuant to Sections 4.1 and 4.2 of the Plan until all amounts credited to his or her Plan Year Subaccounts under the Plan have been distributed.

(d) In the event that a former Participant dies while receiving installment payments under this Plan, any remaining installments shall be paid to the Participant’s Beneficiary as such installments would have otherwise been due to the Participant.

6.2	Nonscheduled In-Service Withdrawals.

No nonscheduled in-service withdrawals are permitted under the Plan. In the event that a Participant elects a nonscheduled in-service withdrawal with respect to Grandfathered Amounts in accordance with the terms of the Plan as in effect immediately prior to January 1, 2009, (a) the Participant shall be ineligible to participate in the Plan during the two Plan Years immediately following the Plan Year in which the withdrawal occurs, and (b) any deferral elections made by the Participant for such Plan Years shall terminate.

6.3	Hardship Withdrawals.

Upon written request of a Participant, the Committee may, in its sole discretion, make a lump sum payment to a Participant and/or accelerate the payment of installment payments due to the Participant in order to meet a severe financial hardship to the Participant resulting from (a) a sudden and unexpected illness or accident of the Participant or the Participant’s spouse, beneficiary, or dependent within the meaning of Section 1.409A-3(h)(3) of the Treasury Regulations, (b) loss of the Participant’s property due to casualty or (c) other similar extraordinary and unforeseeable circumstances arising as a result of events beyond the control of the Participant. However, no payment shall be made under this Section 6.3 to the extent that a hardship is or may be relieved (a) through reimbursement or compensation by insurance or otherwise, (b) by liquidation of the Participant’s assets, to the extent the liquidation of such assets would not itself cause severe financial hardship or (c) by cessation of future deferrals under the Plan in accordance with Section 1.409A-3(j)(4)(viii) of the Treasury Regulations. The amount of any hardship lump sum payment and/or accelerated amount under this Section 6.3 shall not exceed the lesser of (a) the amount reasonably necessary to meet the immediate financial need created by such hardship or (b) the entire amounts credited to the Participant’s Accounts. The amount of any such payments shall be deducted from the amounts credited to the Participant’s Plan Year Subaccounts in such order and in such proportions as the Committee may determine in its sole discretion. The remaining amounts credited to a Participant’s Plan Year Subaccounts shall be distributed in accordance with the Participant’s elections with respect to such Plan Year Subaccounts. Any hardship withdrawals under this Section 6.3 shall comply with the requirements of Section 409A of the Code.

6.4	Inability to Locate Participant.

In the event that the Committee is unable to locate a Participant or Beneficiary within two years following the Participant’s Payment Eligibility Date, the amounts allocated to the Participant’s Deferral Account shall be forfeited. If, after such forfeiture, the Participant or Beneficiary later claims such benefits, such benefits shall be reinstated without interest or earnings, to the extent permitted by Section 409A of the Code.

6.5	Change in Control.

A Change in Control Event that occurs following the Merger Effective Time shall not accelerate the distribution of amounts credited to Participants’ Deferral Accounts.

6.6	Death Benefit for Certain Participants.

(a) For each Participant who is named in the list attached hereto as Schedule 1, the Bank shall provide life insurance coverage in the amount set forth next to his or her name in Schedule 1, beginning on the date such Participant executes an “Agreement for Transfer of Policy and Termination of Split-Dollar Life Insurance Agreement” and ending on December 31, 2009 (the “Coverage Period”). Such life insurance coverage shall remain in effect throughout the Coverage Period even if the Participant ceases to serve as an Eligible Director.

(b) The Bank shall provide such life insurance coverage by maintaining a life insurance policy (the “Policy”) on the life of each named Participant. Each such Participant shall be entitled to name a beneficiary (which need not be his or her Beneficiary under this Plan) to receive the portion of the death benefit under the Policy that is equal to the amount set forth as his or her death benefit in Schedule 1 (his or her “Death Benefit”). The Participant may make a beneficiary designation or change a beneficiary designation in writing in accordance with procedures established by the Committee. No beneficiary designation will become effective until it is filed in accordance with the Committee’s procedures. If no beneficiary designation is in effect, the Death Benefit shall be paid to the Participant’s Beneficiary under this Plan. If the actual death benefit under the Policy exceeds the Death Benefit, the excess death benefit under the Policy shall be paid to the Bank.

(c) At the end of the Coverage Period, the Bank shall cease to provide the life insurance coverage described herein and the provisions of this Section 6.6 shall terminate and have no further effect.

ARTICLE VII

ADMINISTRATION

7.1	Committee Action.

The Committee shall act at meetings by affirmative vote of a majority of the members of the Committee. Any action permitted to be taken at a meeting may be taken without a meeting if, prior to such action, a written consent to the action is signed by all members of the Committee and such written consent is filed with the minutes of the proceedings of the Committee. A member of the Committee shall not vote or act upon any matter which relates solely to himself or herself as a Participant. The Chairman or any other member or members of the Committee designated by the Chairman may execute any certificate or other written direction on behalf of the Committee.

7.2	Powers and Duties of the Committee.

(a) The Committee, on behalf of the Participants and their Beneficiaries, shall enforce the Plan in accordance with its terms, shall be charged with the general administration of the Plan, and shall have all powers necessary to accomplish its purposes, including, but not by way of limitation, the following:

(i) To select the funds or portfolios to be the Funds in accordance with Section 3.2(b) hereof;

(ii) To construe and interpret the terms and provisions of this Plan;

(iii) To compute and certify to the amount and kind of benefits payable to Participants and their Beneficiaries;

(iv) To maintain all records that may be necessary for the administration of the Plan;

(v) To provide for the disclosure of all information and the filing or provision of all reports and statements to Participants, Beneficiaries or governmental agencies as shall be required by law;

(vi) To make and publish such rules for the regulation of the Plan and procedures for the administration of the Plan as are not inconsistent with the terms hereof; and

(vii) To appoint a plan administrator or any other agent, and to delegate to them such powers and duties in connection with the administration of the Plan as the Committee may from time to time prescribe.

7.3	Construction and Interpretation.

The Committee shall have full discretion to construe and interpret the terms and provisions of this Plan, which interpretation or construction shall be final and binding on all parties, including but not limited to the Bank and any Participant or Beneficiary. The Committee shall administer such terms and provisions in a uniform and nondiscriminatory manner and in full accordance with any and all laws applicable to the Plan.

7.4	Information.

To enable the Committee to perform its functions, the Bank shall supply full and timely information to the Committee on all matters relating to the Compensation of all Participants, their death or other cause of termination, and such other pertinent facts as the Committee may require.

7.5	Compensation, Expenses and Indemnity.

(a) The members of the Committee shall serve without compensation for their services hereunder.

(b) The Committee is authorized at the expense of the Bank to employ such legal counsel as it may deem advisable to assist in the performance of its duties hereunder. Expenses and fees in connection with the administration of the Plan shall be paid by the Bank.

(c) To the extent permitted by applicable state law, the Bank shall indemnify and save harmless the Committee and each member thereof, the Board of Directors and each member thereof, and delegates of the Committee who are employees of the Bank against any and all expenses, liabilities and claims, including legal fees to defend against such liabilities and claims, arising out of their discharge in good faith of responsibilities under or incident to the Plan, other than expenses and liabilities arising out of willful misconduct. This indemnity shall not preclude such further indemnities as may be available under insurance purchased by the Bank or provided by the Bank under any bylaw, agreement or otherwise, as such indemnities are permitted under state law.

7.6	Quarterly Statements.

Under procedures established by the Committee, a Participant shall receive a statement with respect to such Participant’s Account as of the last day of each calendar quarter.

7.7	Claims Procedure.

(a) Claim. A person who believes that he or she is being denied a benefit to which he or she is entitled under this Plan (hereinafter referred to as “Claimant”) may file a written request for such benefit with the Committee, setting forth his or her claim. The request must be addressed to the Committee at the Bank’s principal place of business.

(b) Claim Decision. Upon receipt of a claim, the Committee shall advise the Claimant that a reply will be forthcoming within ninety (90) days and shall, in fact, deliver such reply within such period. The Committee may, however, extend the reply period for an additional ninety (90) days for special circumstances. If the claim is denied in whole or in part, the Committee shall inform the Claimant in writing, using language calculated to be understood by the Claimant, setting forth: (i) the specified reason or reasons for such denial; (ii) the specific reference to pertinent provisions of this Plan on which such denial is based; (iii) a description of any additional material or information necessary for the Claimant to perfect his or her claim and an explanation why such material or such information is necessary; (iv) appropriate information as to the steps to be taken if the Claimant wishes to submit the claim for review; and (v) the time limits for requesting a review under subsection (c).

(c) Request for Review. Within sixty (60) days after the receipt by the Claimant of the written opinion described above, the Claimant may request in writing that the Committee review the determination. Such request must be addressed to the Committee, at the Bank’s principal place of business. The Claimant or his or her duly authorized representative may, but need not, review the pertinent documents and submit issues and comments in writing for consideration by the Committee. If the Claimant does not request a review within such sixty (60) day period, he or she shall be barred and estopped from challenging the original determination.

(d) Review of Decision. Within sixty (60) days after the Committee’s receipt of a request for review, after considering all materials presented by the Claimant, the Committee will inform the Claimant in writing, in a manner calculated to be understood by the Claimant, of its decision setting forth the specific reasons for the decision and containing specific references to the pertinent provisions of this Plan on which the decision is based. If special circumstances require that the sixty (60) day time period be extended, the Committee will so notify the Claimant and will render the decision as soon as possible, but no later than one hundred twenty (120) days after receipt of the request for review.

ARTICLE VIII

MISCELLANEOUS

8.1	Unsecured General Creditor.

Participants and their Beneficiaries, heirs, successors, and assigns shall have no legal or equitable rights, claims, or interest in any specific property or assets of the Bank. No assets of the Bank shall be held under any trust, or held in any way as collateral security for the fulfilling of the obligations of the Bank under this Plan, although the Bank may establish one or more grantor trusts subject to Code Section 671 to facilitate the payment of benefits hereunder. Any and all of the Bank’s assets shall be, and remain, the general unpledged, unrestricted assets of the Bank. The Bank’s obligation under the Plan shall be merely that of an unfunded and unsecured promise of the Bank to pay money in the future, and the rights of the Participants and Beneficiaries shall be no greater than those of unsecured general creditors. It is the intention of the Bank that this Plan and any trust established to facilitate the payment of benefits hereunder be unfunded for purposes of the Code and for purposes of Title I of ERISA.

8.2	Restriction Against Assignment.

The Bank shall pay all amounts payable hereunder only to the person or persons designated by the Plan and not to any other person or corporation. No part of a Participant’s Account shall be liable for the debts, contracts, or engagements of any Participant, his or her Beneficiary, or successors in interest, nor shall a Participant’s Account be subject to execution by levy, attachment, or garnishment or by any other legal or equitable proceeding, nor shall any such person have any right to alienate, anticipate, sell, transfer, commute, pledge, encumber, or assign any benefits or payments hereunder in any manner whatsoever. If any Participant, Beneficiary or successor in interest is adjudicated bankrupt or purports to anticipate, alienate, sell, transfer, assign, pledge, encumber or charge any distribution or payment from the Plan, voluntarily or involuntarily, the Committee, in its discretion, may cancel such distribution or payment (or any part thereof) to or for the benefit of such Participant, Beneficiary or successor in interest in such manner as the Committee shall direct.

8.3	Withholding.

There shall be deducted from each payment made under the Plan or any other compensation payable to the Participant (or Beneficiary) any taxes which are required to be withheld by the Bank in respect to such payment. The Bank shall have the right to reduce any payment (or other compensation) by the amount of cash sufficient to provide the amount of said taxes.

8.4	Amendment, Modification, Suspension or Termination.

The Bank may amend, modify, suspend or terminate the Plan in whole or in part, except that no amendment, modification, suspension or termination shall have any retroactive effect to reduce any amounts allocated to a Participant’s Account. In the event that this Plan is terminated, the distribution of the amounts credited to a Participant’s Deferral Account shall not be accelerated but shall be paid at such time and in such manner determined under the terms of the Plan immediately prior to termination as if the Plan had not been terminated. (Neither the Policies themselves nor the death benefit described in Section 6.6 shall be treated as allocated to Accounts.) Notwithstanding the foregoing, no amendment of the Plan shall apply to

Grandfathered Amounts unless the amendment specifically provides that it applies to such amounts.

8.5	Governing Law.

This Plan shall be construed, governed and administered in accordance with the laws of the State of California.

8.6	Receipt or Release.

Any payment to a Participant or the Participant’s Beneficiary in accordance with the provisions of the Plan shall, to the extent thereof, be in full satisfaction of all claims against the Committee, the Corporation and the Bank. The Committee may require such Participant or Beneficiary, as a condition precedent to such payment, to execute a receipt and release to such effect within such time as may be specified by the Committee in accordance with applicable law, but in any event no later than 60 days after the first date on which such payment could otherwise be made pursuant to the terms of the Plan.

8.7	Payments on Behalf of Persons Under Incapacity.

In the event that any amount becomes payable under the Plan to a person who, in the sole judgment of the Committee, is considered by reason of physical or mental condition to be unable to give a valid receipt therefor, the Committee may direct that such payment be made to any person found by the Committee, in its sole judgment, to have assumed the care of such person. Any payment made pursuant to such determination shall constitute a full release and discharge of the Committee and the Bank.

8.8	Headings, etc. Not Part of Agreement.

Headings and subheadings in this Plan are inserted for convenience of reference only and are not to be considered in the construction of the provisions hereof

8.9	Section 409A of the Code.

(a) This Plan shall be interpreted in accordance with Section 409A of the Code and the Treasury Regulations and other Department of Treasury guidance issued thereunder. Notwithstanding any provision of the Plan to the contrary, in the event that the Committee determines that any payment or benefit under the Plan may be subject to Section 409A of the Code, the Committee may adopt such amendments to the Plan or adopt other policies and procedures (including amendments, policies and procedures with retroactive effect), or take any other actions, that the Committee determines are necessary or appropriate to comply with the requirements of Section 409A of the Code.

(b) Each payment or series of installments under this Plan for any particular Plan Year and Plan Year Subaccount shall be considered a single payment for purposes of Section 409A.

(c) If, on the date of a Participant’s Separation from Service, (i) such Participant is a “specified employee” within the meaning of Section 409A of the Code, as determined annually by the Bank in accordance with Section 1.409A-l(i) of the Treasury Regulations (using the methodology for identifying Key Employees under Paragraph A.2 of Article VIII of the City National Corporation Profit Sharing Plan, as amended from time to time, to the extent permitted by Section 409A of the Code), and (ii) the Committee shall make a good-faith determination that a payment or benefit under the Plan constitutes “deferred compensation” within the meaning of Section 409A of the Code the payment (or, in the case of an installment payment, the commencement) of which is required to be delayed pursuant to the six-month delay rule set forth in Section 409A of the Code in order to preserve the tax treatment intended for such payment or to avoid additional tax, interest, or penalties under Section 409A of the Code, then the Bank shall not pay such amount or commence payment of such installments on the otherwise scheduled payment date, but shall instead pay such amount or commence payment of such installments within the calendar month following the last day of such six-month period and, in the case of an installment payment, shall delay each subsequent installment by six months from the date such installment would otherwise have been paid. Such amount shall be paid without additional interest (other than any earnings or losses credited to the Participant’s Deferral Account pursuant to Section 4.1(b)), unless otherwise determined by the Committee, in its sole discretion, or as otherwise provided in any applicable agreement between the Bank and the Participant.

(d) A Participant shall be solely responsible and liable for the satisfaction of all taxes, interest, and penalties that may be imposed on such Participant or for such Participant’s account in connection with any payment or benefit under the Plan (including any taxes, interest, and penalties under Section 409A or any corresponding provision of state, local, or foreign law), and the Bank shall have no obligation to indemnify or otherwise hold such Participant harmless from any or all of such taxes, interest, or penalties.

(e) If any portion of a Participant’s Deferral Account is required to be included in income by the Participant prior to receipt due to a failure of this Plan to comply with the requirements of Section 409A of the Code, the Committee may determine that such Participant shall receive a distribution from the Plan in an amount equal to the lesser of (i) the portion of his or her Deferral Account required to be included in income as a result of the failure of the Plan to comply with the requirements of Section 409A of the Code or (ii) the unpaid vested portion of his or her Deferral Account, as permitted under Section 1.409A-3(j)(4)(vii) of the Treasury Regulations.

8.10	Domestic Relations Orders.

If necessary to comply with a domestic relations order, as defined in Section 414(p)(l)(B) of the Code, the Committee shall have the right to make a distribution from the Participant’s Deferral Account to (or establish an account under the Plan for the benefit of) an individual other than the Participant and to accelerate the time of payment to the extent necessary to comply with the domestic relations order, as permitted under Section 409A of the Code and Section 1.409A-3(j)(4)(ii) of the Treasury Regulations.

IN WITNESS WHEREOF, the Bank has caused its duly authorized officer to execute this document this 30th day of October, 2015.

CITY NATIONAL BANK

By:	/s/ Patti Fischer
Patti Fischer
Its:	Senior Vice President
Human Resources